HomeProject.com Inc.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923



02034304

May 10, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 – 5 Street, N.W., (Room 3094 (3-6)
Washington, D.C
U.S.A. – 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4782 - Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

HomeProject.com Inc.

Per: Shaun A. Drake

SAD/cd

Encl.

 

CDS INC. Notice of Record & Meeting Dates

New [X]   Change [ ]

Issuer Name (maximum 30 characters)

English | H o m e P r o j e c t . c o m I n c . | | | | | | | | | | |

French | | | | | | | | | | | | | | | | | | | | | |

Address: 4th Floor, 56 Temperance Street, Toronto, Ontario, M5H 3V5

Telephone: 416-361-0737

Contact Name: Shaun A. Drake

| Transfer Agent | FINS: T887 | Name Equity Transfer Services Inc. | Telephone: 416-361-0152 |

Address: 120 Adelaide Street West, Toronto, Ontario, M5H 4C3
Suite 420

Contact Name: Lori Winchester

Proxy Type	Meeting Type	Material Distribution Type		
[X] Management	[X] Annual [X] Special	[ ] Form C holders only	Record Date	2002 / 06 / 03
[ ] Dissenting	[ ] General [ ] Extraordinary	[X] All holders	Meeting Date	2002 / 07 / 08
			Material Mail Date	2002 / 06 / 06

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number | 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication $ __91.50__

Plus 7% GST $ __6.41__   CDS INC.'s QST Registration Number | 1 0 1 8 7 6 7 2 2 4

or 15% HST *(Nfld, NS, NB residents only)* $ ____

Subtotal $ __97.91__

Plus 7.5% QST *(Quebec residents only)* $ ____

Total payment enclosed $ __97.91__

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
4 3 7 4 0 0 - 1 0 - 4	Y	Common
_ _ _ _ _ _ - _ _ - _	_	
_ _ _ _ _ _ - _ _ - _	_	
_ _ _ _ _ _ - _ _ - _	_	
_ _ _ _ _ _ - _ _ - _	_	

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)* ____

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax # ____

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[X] Transfer Agent [ ] Issuer

[ ] Other ____

Holders of Record

Send Holders of Record and Omnibus Proxy to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)* ____

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party ____

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

Shaun A. Drake

Title

Signature

May 10, 2002

Date

DOC166 (11/2001) front